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SELIGMAN FRONTIER FUND, INC.

EXHIBIT 77H

For Seligman Frontier Fund, Inc.:

During the six-month period ended April 30, 2010, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds, RiverSource Fund Distributors, Inc. and RiverSource Investments, LLC, through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.